UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

As of March 5, 2013

Commission File Number 000-29360

RiT TECHNOLOGIES LTD.

(Translation of registrant’s name into English)

24 Raoul Wallenberg Street, Tel Aviv 69719, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

This Report on Form 6-K is hereby incorporated by reference into the Registrant's Registration Statements on Form S-8 (File Nos. 333-90750, 333-117646, 333-141680 and 333-169241), and Form F-3 (File No. 333-183566) to be a part thereof from the date on which this report is submitted, to the extent not superceded by documents or reports subsequently filed or furnished.

CONTENTS

This Form 6-K of RiT Technologies Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

Press release dated February 28, 2013: RiT Technologies Reports Financial Results for Q3 2012

A copy of the press release is attached hereto as Exhibit 99.1, and incorporated by reference herein.

Press release dated February 28, 2013: RiT Technologies Reports Financial Results for The Fourth Quarter & Full Year 2012

A copy of the press release is attached hereto as Exhibit 99.2, and incorporated by reference herein.

Press release dated February 27, 2013: RiT Technologies Reports Results of Special Shareholders Meeting

A copy of the press release is attached hereto as Exhibit 99.3, and incorporated by reference herein.

Press release dated February 21, 2013: RiT to Unveil Its New PatchView+ Hardware with Brand-Rex at UK Data Centre World

A copy of the press release is attached hereto as Exhibit 99.4, and incorporated by reference herein.

Press release dated February 20, 2013: RiT Hires Veteran Sales Director to Promote Accelerated Growth in UK

A copy of the press release is attached hereto as Exhibit 99.5, and incorporated by reference herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RiT TECHNOLOGIES LTD.

Date: March 5, 2013	By: /s/ Elan Yaish
Elan Yaish, CFO

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

99.1	Press release dated February 28, 2013: RiT Technologies Reports Financial Results for Q3 2012

99.2	Press release dated February 28, 2013: RiT Technologies Reports Financial Results for The Fourth Quarter & Full Year 2012

99.3	Press release dated February 27, 2013: RiT Technologies Reports Results of Special Shareholders Meeting

99.4	Press release dated February 21, 2013: RiT to Unveil Its New PatchView+ Hardware with Brand-Rex at UK Data Centre World

99.5	Press release dated February 20, 2013: RiT Hires Veteran Sales Director to Promote Accelerated Growth in UK